Exhibit 99.1

Williamson Petroleum Consultants, Inc.

Texas Registered Engineering Firm F-81

303 Veterans Airpark Lane, Suite 1100

Midland, Texas 79705

Phone: 432-685-6100

Fax: 432-685-3909

E-Mail: wpc@wpc-inc.com

March 31, 2010

Platinum Energy Resources, Inc.
11490 Westheimer Road, Suite 1000
Houston, Texas 77077

Attention Mr. Al Rahmani

Gentlemen:

Subject:	Evaluation of Oil and Gas Reserves
To the Interests of
Platinum Energy Resources, Inc.
Effective December 31, 2009
For Disclosure to the
Securities and Exchange Commission
Williamson Project 0.9395

Williamson Petroleum Consultants, Inc. (Williamson) has performed the subject engineering evaluation effective December 31, 2009 at your request for the purpose of an annual update of the subject properties and is to be used in Securities and Exchange Commission (SEC) filings. This evaluation was completed March 30, 2010. Properties evaluated are located in the states of Montana, New Mexico, North Dakota and Texas. It is our understanding that the properties evaluated represent 100 percent of the value of oil and gas interests owned by Platinum Energy Resources, Inc. (Platinum).

Proved reserves and future net revenue from oil and gas properties were evaluated in accordance with the Definitions of Oil and Gas Reserves from 17 CFR § 210.4-10. Following is a summary of the results of the proved evaluation effective December 31, 2009:

	PROVED DEVELOPED PRODUCING	PROVED DEVELOPED NONPRODUCING	PROVED UNDEVELOPED	TOTAL PROVED
Net Reserves to the Evaluated Interests:
Oil/Condensate, MBBL	1,234.751	51.300	901.641	2,187.692
Gas, MMCF	3,307.865	604.597	9,764.827	13,677.292

Future Net Revenue, M$:
Undiscounted	32,777.352	3,047.866	35,968.875	71,794.102
Discounted Per Annum at 10.00 Percent	21,636.938	1,945.670	15,325.297	38,907.914

Note: Due to the method of rounding in ARIES, Total Proved may not equal PDP + PDNP + PU

No study was made to determine the existence of oil and gas reserves that would be categorized as probable or possible. Oil reserves are expressed in thousands of United States (U.S.) barrels (MBBL) of 42 U.S. gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the future net revenue after consideration of royalty revenue payable to others, taxes, operating expenses, investments, salvage values, abandonment costs, and net profit interests, as applicable. The future net revenue is before federal income tax and excludes consideration of any encumbrances against the properties if such exist. No estimate of fair market value was made.

All data utilized in the preparation of this report with respect to interests, reversionary status, oil and gas prices, gas contract terms, operating expenses, investments, salvage values, abandonment costs, net profit interests, well information, and current operating conditions, as applicable, were provided by Platinum. Production data were obtained from both public records and the client. The dates of first production for nonproducing properties were based on estimates by Platinum and the actual dates may vary from those estimated.

Average first of the month index prices for January through December 2009 of $61.18 per barrel of oil and $3.833 per MMBTU of gas were used in this evaluation. Lease prices were determined using oil and gas differentials calculated using wellhead prices provided by Platinum.

All capital and operating costs were provided by Platinum. Operating expenses were provided for the 12-month period December 2008 through November 2009. All available data for each property were used to determine average recurring expenses which are billable to the working interest owners. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Platinum. For new and developing properties where data were unavailable, operating expenses were estimated by Williamson based on analogy with similar properties.

State production taxes have been deducted at the published rates as appropriate.   Average county ad valorem taxes were either deducted separately or were included in the operating expenses depending on data provided by Platinum.

Williamson used all engineering and geological evaluation methods and procedures considered necessary to prepare this evaluation. The estimates of reserves contained in this report were determined by accepted industry methods. Methods utilized in this report include extrapolation of historical production trends, analogy to similar properties, and volumetric calculations. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production trends or through the use of material balance determinations. Analogy to similar properties or volumetric calculations was used for nonproducing properties and those producing properties which lacked sufficient production history and other data to yield a definitive estimate of reserves. Reserves projections based on analogy are subject to change due to subsequent changes in the analogous properties or subsequent production from the evaluated properties. Volumetric calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and formation rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

The reserves projections in this evaluation are based on the use of the available data and accepted industry engineering methods. Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease their reserves. Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those projected. It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in this report.

All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct. It should be emphasized that revisions to the projections of reserves and economics included in this report may be required if the provided data are revised for any reason. No inspection of the properties was made as this was not considered within the scope of this evaluation. No investigation was made of any environmental liabilities that might apply to the evaluated properties, and no costs are included for any possible related expenses. Platinum did not request Williamson to assess the risks associated with regulatory issues for the properties evaluated. Neither salvage values nor abandonment costs were included in this evaluation.

Williamson reserves the right to alter any of the reserves projections and the associated economics included in this evaluation in any future evaluations based on additional data that may be acquired.

Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by this report. No employee, officer, or director of Williamson is an employee, officer, or director of Platinum. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the properties covered by this report.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

/s/ John D. Savage
John D. Savage, P.E.
Executive Vice President